                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration File No.: 333-97873

SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED SEPTEMBER 27, 2002
(TO PROSPECTUS DATED AUGUST 29, 2002)


                                   $75,000,000


                               CWABS MASTER TRUST
                        (FOR THE SERIES 2002-F SUBTRUST)
                                     ISSUER

                                   CWABS, INC.
                                    DEPOSITOR


                               [COUNTRYWIDE LOGO]
                                   HOME LOANS


                           SPONSOR AND MASTER SERVICER

                        REVOLVING HOME EQUITY LOAN ASSET
                           BACKED NOTES, SERIES 2002-F


                    [FGIC LOGO] FINANCIAL GUARANTY INSURANCE
                                COMPANY


FGIC IS A REGISTERED SERVICE MARK USED BY FINANCIAL GUARANTY INSURANCE COMPANY,
       A PRIVATE COMPANY NOT AFFILIATED WITH ANY U.S. GOVERNMENT AGENCY.

    This Supplement updates the Prospectus Supplement dated September 27, 2002 that has been issued with respect to the Revolving Home Equity Loan Asset Backed Notes, Series 2002-F.

    Pages S-18 and S-21 of the Prospectus Supplement include certain financial information about the Master Servicer's servicing portfolio and mortgage loan delinquency and foreclosure experience. Appendix I to this Supplement updates certain of that information.

    This Supplement also updates the "Method of Distribution" section, on page S-58 in the Prospectus Supplement, as described on the next page.








COUNTRYWIDE SECURITIES CORPORATION

                              LEHMAN BROTHERS INC.

                                                        BANC ONE CAPITAL MARKETS

                 The date of this supplement is October 29, 2002

                             METHOD OF DISTRIBUTION

Subject to the terms of the underwriting agreement among the depositor, Countrywide Securities Corporation ("CSC"), Lehman Brothers Inc. ("LEHMAN BROTHERS"), and Banc One Capital Markets, Inc. ("BANC ONE" and, together with CSC and Lehman Brothers, the "UNDERWRITERS") and a terms agreement, dated October 29, 2002, between the depositor and the Underwriters, the depositor has agreed to sell to the Underwriters on October 30, 2002, and each of the Underwriters has severally agreed to purchase, the principal amount of notes below its name in the table below. The notes being offered pursuant to the terms agreement are referred to as the "OFFERED NOTES." Proceeds to the depositor from the sale of the Offered Notes are expected to be approximately $74,764,590 plus accrued interest before deducting expenses payable by the depositor estimated to be approximately $15,000.

        COUNTRYWIDE
        SECURITIES                                       BANC ONE CAPITAL
        CORPORATION          LEHMAN BROTHERS INC.          MARKETS, INC.
       -------------        ---------------------       ------------------
        $60,000,000               $7,500,000                 $7,500,000

Distribution of the Offered Notes will be made by each Underwriter from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. The Underwriters may effect such transactions by selling the Offered Notes to or through dealers and such dealers may receive from the Underwriters, for which they act as agent, compensation in the form of underwriting discounts, concessions, or commissions. The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Notes may be deemed to be underwriters, and any discounts, commissions, or concessions received by them, and any profits on resale of the Offered Notes purchased by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

    The depositor has been advised by each Underwriter that it intends to make a market in the Offered Notes purchased by it but no Underwriter has any obligation to do so. We cannot assure you that a secondary market for the Offered Notes will develop or, if it does develop, that it will continue or that it will provide holders of the Offered Notes with a sufficient level of liquidity of investment.

    CSC is an affiliate of the depositor, the sponsor, and the master servicer.

    The depositor has agreed to indemnify the Underwriters against, or make contributions to the Underwriters with respect to, liabilities customarily indemnified against, including liabilities under the Securities Act of 1933, as amended.

                           ---------------------------

    This supplement does not contain complete information about the Offered Notes. Additional information is contained in the prospectus supplement dated September 27, 2002 prepared in connection with the issuance of the notes and in the prospectus of the depositor dated August 29, 2002. You are urged to read this supplement, the prospectus supplement, and the prospectus in full.

Additional information about the Offered Notes (including their current pool factor) is expected to be available on Bloomberg L.P. under the ticker symbol CWHEL 2002-F on the DES page. The information on that page has not been independently verified by any of the issuer, the depositor, the sponsor, and master servicer or any of the Underwriters, and none of those parties makes any representation as to the accuracy or completeness of that information.



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     APPENDIX I - CERTAIN FINANCIAL INFORMATION ABOUT THE MASTER SERVICER'S
  SERVICING PORTFOLIO AND MORTGAGE LOAN DELINQUENCY AND FORECLOSURE EXPERIENCE

         As of September 30, 2002 Countrywide provided servicing for approximately $403.46 billion aggregate principal amount of mortgage loans, substantially all of which are being serviced for unaffiliated persons. As of September 30, 2002 Countrywide provided servicing for approximately $9.4 billion aggregate principal amount of first and second lien mortgage loans originated under its home equity lines of credit program.


                     DELINQUENCY AND FORECLOSURE EXPERIENCE

                                                AS OF SEPTEMBER 30, 2002
                                          --------------------------------------
                                           PRINCIPAL BALANCE       PERCENTAGE
                                          -------------------    -------------
        Portfolio.................        $9,419,586,205.61          --
        Delinquency percentage
        30-59 Days................        $   37,918,217.70         0.40%
          60-89 Days..............             7,301,157.55         0.08
          90+ Days................            14,855,533.24         0.16
                                          -------------------    -------------
                Total.............        $   60,074,908.49         0.64%
        Foreclosure Rate..........        $    5,324,971.22         0.06%
        Bankruptcy Rate...........        $   41,029,635.64         0.44%